Exhibit 21.1

SUBSIDIARIES OF BARRACUDA NETWORKS, INC.

Subsidiary	Jurisdiction
3SP, Ltd.	United Kingdom
Barracuda Netherlands BV	Netherlands
Barracuda Networks, KK.	Japan
Barracuda Networks, Limited	United Kingdom
Barracuda Networks AG	Austria
Barracuda Networks AG	Switzerland
Barracuda Networks Canada Limited	Canada
Barracuda Networks Singapore PTE LTD.	Singapore
Barracuda Networks Technology Co, Ltd.	China
Barracuda Networks (Hong Kong) Limited	Hong Kong
Barracuda Networks (India) Private Limited	India
Barracuda Networks (Israel) Ltd.	Israel
Barracuda Software Developer Middle East FZ-LLC	United Arab Emirates
C2C Ltd.	United Kingdom
Third Iris, Inc.	Delaware